UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

On June 6, 2025, Carbon Revolution Public Limited Company, a public limited company incorporated in the Republic of Ireland (the “Company”), made available to its shareholders a notice of the Company’s 2024 annual general meeting, which disclosed that its 2024 annual general meeting will be held on Monday, June 30, 2025, at 2:00 p.m., Greenwich Mean Time (9:00 a.m., Eastern Time, 11:00 p.m., Australian Eastern Standard Time). The Company is furnishing this Form 6-K to clarify the time of the 2024 annual general meeting.  The Company’s 2024 annual general meeting will be held on Monday, June 30, 2025, at 1:00 p.m., Greenwich Mean Time (9:00 a.m., Eastern Time, 11:00 p.m., Australian Eastern Standard Time).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2025	CARBON REVOLUTION PUBLIC LIMITED COMPANY

	By:	/s/ Donald Hampton Jr
Donald Hampton Jr
Chief Executive Officer